SCHNEIDER WEINBERGER & BEILLY LLP
2200 Corporate Boulevard, N.W.
Suite 210
Boca Raton, Florida  33431

telephone (561) 362-959
email: jim@swblaw.net

December 24, 2010

‘CORRESP’

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

Attention:	Stephan Krikorian, Accounting Branch Chief
Ryan Rohn, Staff Accountant

Re:	INTREorg Systems, Inc. (the “Company”)
Form 10-K for the Fiscal Year ended December 31, 2009
Filed April 15, 2010
Form 10-Q for the Quarterly Period ended June 30, 2010
Filed August 16, 2010
File No. 000-53262

Ladies and Gentlemen:

We are counsel to the Company.  The Company is in receipt of the staff’s letter of comment dated November 19, 2010 on the above referenced filings.  Following are the Company’s responses to the staff’s comments.  Under separate cover, the Company has filed Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2009 together with Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 and Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010.

Form 10-K for the Fiscal Year ended December 31, 2009

Item 9A(T).  Controls and Procedures, page 17

1.
We note your disclosure that you believe your internal control over financial reporting is effective based upon management’s assessment.  Please confirm, if true, that management concluded that your internal control over financial reporting is effective.  In addition, include a definitive statement as to whether or not internal control over financial reporting is effective in future filings. Refer to Item 308(T)(a)(3) of Regulation S-K.

RESPONSE:  Amendment No. 1 to the Form 10-K has been revised to include the conclusion of the Company’s management regarding the Company’s internal control over financial reporting.  Please see page 17 of Amendment No. 1.  In addition, the Company will include a definitive statement as to whether or not internal control over financial reporting is effective in future filings in accordance with the requirements of Item 308 of Regulation S-K, as may be amended from time to time.

Item 15.  Exhibits, Financial Statement Schedules, page 26

2.	Tell us your considerations of filing the bridge loan agreements that you present as notes payable and convertible notes payable agreements as exhibits. Refer to Item 601(4) of Regulation S-K.

RESPONSE:   The Company has filed the form of bridge note, together with the forms of the two convertible notes payable as Exhibits 10.1, 10.2 and 10.3 to Amendment No. 1.

Balance Sheets, page F-2

3.
We note you currently disclose that your number of shares issued and outstanding is greater than the number of shares authorized at December 31, 2009 and 2008.  The number of preferred shares and common shares outstanding does not appear consistent with your Articles of Amendment filed as Exhibit 3.2 to your Form 10 filed on May 30, 2008.  Please advise or revise accordingly.  Similar concerns apply to your disclosure in your Form 10-Qs for the quarterly period ended March 31, 2010 and June 30, 2010.

RESPONSE: The Company’s authorized capital includes 100,000,000 shares of common stock.  The balance sheets contained in each of the Form 10-K for the year ended December 31, 2009 as well as the Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010 contained typographical errors which incorrectly disclosed the number of authorized shares of common stock as 10,000,000.  Amendment No. 1 to the Form 10-K together with Amendment No. 1 to each of the Form 10-Qs for the periods ended March 31, 2010 and June 30, 2010 contain corrections of this typographical error.  Other than correcting the typographical error, this correction did not change any other information on the respective balance sheets.

Notes to Financial Statements, page F-6

4.	We note that accrued expenses and liabilities represent 35% of your total liabilities at December 31, 2009. Tell us your consideration of disclosing the nature of these liabilities in a footnote.

RESPONSE: Amendment No. 1 contains a new footnote which discloses the nature of the accrued expenses and liabilities at December 31, 2009.  Please see page F-8 of Amendment No. 1.

5.           Please clarify if any of your liabilities are due to related parties.  Refer to ASC 850-10.

RESPONSE: Amendment No. 1 has been revised to reflect the liabilities due to related parties.  Please see page 25 and pages F-2 and F-8.  The separation of these amounts, which was treated as a change in presentation, did not result in a restatement of the Company’s balance sheet at December 31, 2009.  The Company has made the same changes in presentation on its balance sheets which appear in the Form 10-Qs for March 31, 2010 and June 30, 2010, as well as the additional footnotes included therein.  Please see page F-1 and F-7 of Amendment No. 1 to the Form 10-Q for the period ended March 31, 2010 and page F-1 and F-6 of Amendment No. 1 to the Form 10-Q for the period ended June 30, 2010.  The separation of these amounts, which was treated as a change in presentation in each of these reports, did not result in a restatement of the Company’s balance sheet at either March 31, 2010 or June 30, 2010.

Form 10-Q for the Quarterly Period ended June 30, 2010

Statements of Operations, page F-2

6.
We note that you show depreciation expense of $9,031 for the six months ended June 30, 2009 in your statement of cash flows.  However, we note that you do not show any depreciation expense for the six months ended June 30, 2009 in your statement of operations, but rather you show $9,031 as consulting expense.  Please advise or revise accordingly.  Similar concerns apply to your statements of operations in your Form 10-Q for the quarter ended March 31, 2010.

RESPONSE: A typographical error appeared on the Statement of Operations for the period ended June 30, 2010 as contained in the Form 10-Q filed for that period wherein the $9,031 of depreciation expense appeared on a line item entitled consulting expenses when it should have appeared on the line item entitled depreciation expense.  Amendment No. 1 to the Form 10-Q for the period ended June 30, 2010 contains a correction of this typographical error.  Please see pages F-2 and 2.  This correction did not necessitate a change in any other information contained in our financial statements for this period.  Our Form 10-Q for the period ended March 31, 2010 contained the same typographical error which has been corrected in Amendment No. 1 to that report.  Please see pages F-2 and 2.

We trust the foregoing and the amended filing sufficiently respond to the staff’s comments.  The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	staff comments or changes to disclosure in staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/James M. Schneider
James M. Schneider

cc:           Mr. Russell K. Boyd
Larry O’Donnell, CPA